As filed with the Securities and Exchange Commission on June 2, 2006

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 2054 9

Form S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

LEVEL 3 COMMUNICATIONS, INC.

(Exact name of registrant as specified in its charter)

Delaware	47-0210602
(State or other jurisdiction of incorporation)	(I.R.S. Employer Identification No.)

1025 Eldorado Blvd.

Broomfield, Colorado 80021

(720) 888-1000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Thomas C. Stortz, Esq.

Executive Vice President, Chief Legal Officer and Secretary

1025 Eldorado Blvd.

Broomfield, Colorado 80021

(720) 888-1000

(Name, address, including zip code, and telephone number,

including area code, of agent for service)

Approximate date of commencement of proposed sale to the public: From time to time, after the effective date of this Registration Statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☒

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price per Share(1)	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee
Common Stock, par value $.01 per share	25,975,088	$4.92	$127,797,433	$13,675

(1)	Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended, based upon the sale prices of the Common Stock as reported on the Nasdaq National Market on May 30, 2006 ($4.92).

PROSPECTUS

Level 3 Communications, Inc.

25,975,088 Shares of Common Stock

The stockholder of Level 3 Communications, Inc. listed on page 31 is offering 25,975,088 shares of our Common Stock under this Prospectus.

We issued these shares to the selling stockholder in connection with our acquisition of ICG Communications, Inc. on May 31, 2006. The selling stockholder is the former holder of the equity interests of ICG Communications, Inc.

Our Common Stock is quoted on the Nasdaq National Market under the symbol “LVLT.” On June 1, 2006, the closing price of the Common Stock on the Nasdaq National Market was $5.15 per share.

The selling stockholder may offer and sell its shares of Common Stock through public or private transactions, at prevailing market prices, or at privately negotiated prices.

We will not receive any of the proceeds from the sale of the Common Stock. All costs, expenses and fees in connection with the registration of the Common Stock will be paid by us, except that the selling stockholder will pay its own underwriting discounts and selling commissions and other minor expenses. See “Plan of Distribution” on page 33.

Investing in the Common Stock involves a high degree of risk. See “ Risk Factors” on page 2 for a discussion of certain matters that you should consider before buying shares of the Common Stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this Prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus is June 2, 2006

Unless otherwise indicated, all references to the “Company”, “we”, “us”, “our”, or “Level 3” refer to Level 3 Communications, Inc. and its subsidiaries.

See “Risk Factors” for factors that you should consider before investing in shares of our common stock and “Information Regarding Forward Looking Statements” for information relating to statements contained in this prospectus that are not historical facts. In this prospectus we sometimes refer to various industry terms and abbreviations, which we have defined under “Glossary of Terms”.

The Level 3 logo and Level 3 are registered service marks of Level 3 Communications, Inc. in the United States and/or other countries. Media Plane™ is a service mark of Software Spectrum, and we are applying for registration of that mark with the U.S. Patent and Trademark Office. All rights are reserved. This prospectus refers to trade names and trademarks of other companies. The mention of these trade names and trademarks in this prospectus is made with due recognition of the rights of these companies and without any intent to misappropriate those names or marks. All other trade names and trademarks appearing in this prospectus are the property of their respective owners.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s web site at http://www.sec.gov or our website at http://www.level3.com. You may also read and copy any document we file at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.

The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this Prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference our documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until all of the securities are sold.

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2005;

•	Quarterly Report on Form 10-Q for the quarter ended March 31, 2006, as amended;

•	Definitive Proxy Statement filed April 10, 2006, as supplemented;

•	Current Reports on Forms 8-K, filed January 17, 2006, January 30, 2006, March 6, 2006, March 10, 2006, March 16, 2006, March 21, 2006, April 6, 2006, April 19, 2006, May 3, 2006, May 17, 2006 and June 1, 2006 and Current Report on Form 8-K/A filed March 3, 2006; and

•	The description of our common stock contained in our registration statements on Form 8-A/A (SEC File No. 000-15658) filed on April 1, 1998, including any amendments or reports filed for the purpose of updating such description.

You may request a copy of these filings at no cost, by writing or telephoning us at the following address:

Senior Vice President, Investor Relations

Level 3 Communications, Inc.

1025 Eldorado Blvd.

Broomfield, CO 80021

720-888-1000

You should rely only on the information incorporated by reference or provided in this prospectus. Our website has been provided for textual reference only. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of the document.

RISK FACTORS

Before you invest in our common stock, you should carefully consider the following risks. The risks described below are not the only ones facing us. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations. Our business, financial condition or results of operations could be materially adversely affected by any of these risks.

This prospectus and the information included or incorporated by reference also contain forward looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this prospectus and the information included or incorporated by reference.

Risks Related to our Business

Communications Group

We need to continue to increase the volume of traffic on our network or our network will not generate profits

We must continue to increase the volume of Internet, data, voice and video transmission on our network, or the Level 3 Network, in order to realize the anticipated cash flow, operating efficiencies and cost benefits of the Level 3 Network. If we do not maintain our relationship with current customers and develop new large-volume customers, we may not be able to substantially increase traffic on the Level 3 Network, which would adversely affect our ability to become profitable.

Our VoIP services have only been sold for a limited period and there is no guarantee that these services will gain broad market acceptance

Although we have sold Softswitch based services since the late 1990’s, we have been selling our Voice-over-IP (or VoIP) services for a limited period of time. As a result, there are many difficulties that we may encounter, including regulatory hurdles and other problems that we may not anticipate. To date, we have not generated significant revenue from the sale of our VoIP services, and there is no guarantee that we will be successful in generating significant VoIP revenues.

The success of our subscriber based VoIP services is dependent on the growth and public acceptance of VoIP telephony

The success of our subscriber based VoIP services is dependent upon future demand for VoIP telephony services. In order for the IP telephony market to continue to grow, several things need to occur. Telephone and cable service providers must continue to invest in the deployment of high speed broadband networks to residential and commercial customers. VoIP networks must continue to improve quality of service for real-time communications, managing effects such as packet jitter, packet loss, and unreliable bandwidth, so that toll-quality service can be provided. VoIP telephony equipment and services must achieve a similar level of reliability that users of the public switched telephone network have come to expect from their telephone service, including emergency calling features and capabilities. VoIP telephony service providers must offer cost and feature benefits to their customers that are sufficient to cause the customers to switch away from traditional telephony service providers. If any or all of these factors fail to occur, our VoIP services business may not grow.

The prices that we charge for communications services have been decreasing, and we expect that they will continue to decrease over time and we may be unable to compensate for this lost revenue

We expect to continue to experience decreasing prices for our communications services:

•	as we and our competitors increase transmission capacity on existing and new networks;

•	as a result of our current agreements with customers which often contain volume based pricing or other contractually agreed upon decreases in prices during the term of the agreement;

•	through technological advances or otherwise; and as volume based pricing becomes more prevalent.

Accordingly, our historical revenue is not indicative of future revenue based on comparable traffic volumes. As the prices for our communications services decrease for whatever reason, if we are unable to offer additional services from which we can derive additional revenue or otherwise reduce our operating expenses, our operating results will decline and our business and financial results will suffer. We also continue to expect, excluding the effects of acquisitions, managed modem related revenue to continue to decline in the future primarily due to an increase in the number of subscribers migrating to broadband services and continued pricing pressures and declining customer obligations under contractual arrangements. We experienced a significant decline in our digital subscriber line or DSL aggregation revenue during 2005, as a significant customer of this service terminated our customer contract during 2005.

Revenue under our agreement with SBC Services is expected to decline materially

As part of our acquisition of the communications business of WilTel Communications, or WilTel, we acquired a multi-year contract with SBC Services, Inc. We refer to this contract as the SBC Master Services Agreement. Recently, SBC Services Inc. became a subsidiary of AT&T, Inc. and announced its intention to migrate the services provided by WilTel to the merged SBC Services, Inc. and AT&T network. WilTel and SBC amended the SBC Master Services Agreement to run through 2009 and it provides a gross margin purchase commitment of $259 million from March 2006 through the end of 2007, and $75 million from January 2008 through the end of 2009. Only purchases by SBC of services on WilTel’s network count toward satisfaction of this purchase commitment. Originating and terminating access charges paid to local phone companies are passed through to SBC in accordance with a formula that approximates cost. Additionally, the SBC Master Services Agreement provides for the payment of $50 million from SBC if certain performance criteria are met by us. As a result, we expect the revenue generated by the SBC Master Services Agreement to decline materially in 2007.

Failure to complete development, testing and introduction of new services, including VoIP services, could affect our ability to compete in the industry

We continuously develop, test and introduce new communications services that are delivered over the Level 3 Network. These new services are intended to allow us to address new segments of the communications marketplace and to compete for additional customers. In certain instances, the introduction of new services requires the successful development of new technology. To the extent that upgrades of existing technology are required for the introduction of new services, the success of these upgrades may be dependent on the conclusion of contract negotiations with vendors and vendors meeting their obligations in a timely manner. In addition, new service offerings, including new VoIP services, may not be widely accepted by our customers. If our new service offerings are not widely accepted by our customers, we may terminate those service offerings and be required to impair any assets or information technology used to develop or offer those services. If we are not able to successfully complete the development and introduction of new services, including new VoIP services, in a timely manner, our business could be materially adversely affected.

Our communications revenue is concentrated in a limited number of customers

A significant portion of our communications revenue is concentrated among a limited number of customers. If we lost one or more of these major customers, or if one or more major customers significantly decreased orders for our services, our communications business would be materially and adversely affected. Revenue from our two largest communications customers in 2005, Time Warner, Inc. and its subsidiaries and Verizon Communications, Inc. and its affiliates, represented approximately 18% and 14% of our communications revenue for 2005, respectively. America Online, our largest managed modem customer and an affiliate of Time Warner, Inc., reduced the number of managed modem ports it purchases from us by approximately 30% during 2005. Our future communications operating results will depend on the success of our customers and our success in selling services to them. If we were to lose a significant portion of our communications revenue from America Online, we would not be able to replace this revenue in the short term and our operating losses would increase, which increase may be significant.

In connection with the acquisition of WilTel in December 2005, we acquired a large customer contract between WilTel and SBC Communications, a subsidiary of AT&T. It is anticipated that the revenue generated by this contract during 2006 will cause SBC Communications to become our largest customer based on revenue. We also expect that the revenue generated under this contract will decline materially over time as SBC Communications migrates its traffic from the Level 3 Network to the network that SBC Communications acquired from the former AT&T.

During our communications business operating history, we have generated substantial losses, which we expect to continue

The development of our communications business required, and may continue to require, significant expenditures. These expenditures could result in substantial negative cash flow from operating activities and substantial net losses for the near future. For the three months ended March 31, 2006 and the fiscal year ended December 31, 2005, we incurred losses from continuing operations of approximately $168 million and $687 million, respectively. We expect to continue to experience losses, and may not be able to achieve or sustain operating profitability in the future. Continued operating losses could limit our ability to obtain the cash needed to expand our network, make interest and principal payments on our debt or fund other business needs. We will need to continue to expand and adapt our network in order to remain competitive, which may require significant additional funding. During 2005, we deployed a new generation of optical transmission equipment. Additional expansion and adaptations of the Level 3 Network’s electronic and software components will be necessary in order to respond to:

•	growing number of customers;

•	the development and launching of new services;

•	increased demands by customers to transmit larger amounts of data;

•	changes in customers’ service requirements;

•	technological advances by competitors; and

•	governmental regulations.

Future expansion or adaptation of our network will require substantial additional financial, operational and managerial resources, which may not be available at the time. If we are unable to expand or adapt our network to respond to these developments on a timely basis and at a commercially reasonable cost, our business will be materially adversely affected.

We need to obtain additional capacity for our network from other providers which increases our costs

We continue in some part to lease telecommunications capacity and obtain rights to use dark fiber from both long distance and local telecommunications carriers in order to extend the scope of our network both in the United States and Europe. Any failure by companies leasing capacity to us to provide timely service to us would adversely affect our ability to serve our customers or increase the costs of doing so. Some of our agreements with other providers require the payment of amounts for services whether or not those services are used. We enter into interconnection agreements with many domestic and foreign local telephone companies, but we are not always able to do so on favorable terms.

Costs of obtaining local service from other carriers comprise a significant proportion of the operating expenses of long distance carriers. Similarly, a large proportion of the costs of providing international service consists of payments to other carriers. Changes in regulation, particularly the regulation of local and international telecommunication carriers, could indirectly, but significantly, affect our competitive position. These changes could increase or decrease the costs of providing our services.

Our business requires the continued development of effective business support systems to implement customer orders and to provide and bill for services

Our business depends on our ability to continue to develop effective business support systems and in particular the development of these systems for use by customers who intend to use our services in their own service offering. This is a complicated undertaking requiring significant internal resources and expertise as well as support from third-party vendors. Business support systems are needed for:

•	implementing customer orders for services;

•	provisioning, installing and delivering these services; and

•	monthly billing for these services.

Because our business provides for continued rapid growth in the number and volume of services offered, there is a need to continue to develop these business support systems on a schedule sufficient to meet proposed service rollout dates. The failure to continue to develop effective business support systems could materially adversely affect our ability to implement our business plans.

Our growth may depend upon our successful integration of acquired businesses

During the past six months, we have acquired WilTel, Progress Telecom and ICG Communications and have entered into an agreement to acquire TelCove. We may acquire additional businesses from time to time in accordance with our business strategy. The integration of these businesses and any future business that we may acquire involves a number of risks, including, but not limited to:

•	in the case of a large acquisition such as WilTel or TelCove, demands on management related to the significant increase in our size after the acquisition;

•	the diversion of management’s attention from the management of daily operations to the integration of operations;

•	higher integration costs than anticipated;

•	failure to achieve expected synergies and costs savings;

•	difficulties in the assimilation and retention of employees;

•	difficulties in the assimilation of different cultures and practices, as well as in the assimilation of broad and geographically dispersed personnel and operations; and

•	difficulties in the integration of departments, systems, including accounting systems, technologies, books and records and procedures, as well as in maintaining uniform standards, controls, including internal control over financial reporting required by the Sarbanes-Oxley Act of 2002, procedures and policies.

If we cannot successfully integrate acquired businesses or operations, we may experience material negative consequences to our business, financial condition or results of operations. Successful integration of these acquired businesses or operations will depend on our ability to manage these operations, realize opportunities for revenue growth presented by strengthened service offerings and expanded geographic market coverage and, to some degree, to eliminate redundant and excess costs. Because of difficulties in combining geographically distant operations, we may not be able to achieve the benefits that we hope to achieve as a result of the acquisition.

We may not be able to integrate the operations of our acquired businesses with our business efficiently

The completion of our acquisitions of WilTel, Progress Telecom and ICG Communications, our proposed acquisition of TelCove, and any future acquisitions, creates risks associated with the integration of their operations with ours. Some integration risks include:

•	difficulties assimilating the personnel and operations of the acquired entity;

•	loss of key personnel of the acquired entity;

•	loss of customers post-integration;

•	disruption of ongoing business and additional burdens on our management team;

•	higher integration costs than anticipated;

•	failure to achieve expected synergies and costs savings;

•	difficulties in maintaining uniform standards, controls, procedures and policies; and

•	difficulties in ensuring accurate and timely reporting of financial information.

We cannot be certain that it will realize the benefits from our acquisitions that we anticipate, or that we will be able to integrate the operations of the acquired businesses successfully. If we fail to integrate their operations efficiently, it could have a material adverse effect on our business, financial condition, results of operation and future prospects.

We may be unable to hire and retain sufficient qualified personnel; the loss of any of our key executive officers could adversely affect us

We believe that our future success will depend in large part on our ability to attract and retain highly skilled, knowledgeable, sophisticated and qualified managerial, professional and technical personnel. We have experienced significant competition in attracting and retaining personnel who possess the skills that it is seeking.

As a result of this significant competition, we may experience a shortage of qualified personnel. Our businesses are managed by a small number of key executive officers, particularly James Q. Crowe, Chief Executive Officer, Kevin J. O’Hara, President and Chief Operating Officer and Charles C. Miller, III, Vice Chairman and Executive Vice President. The loss of any of these key executive officers could have a material adverse effect on us.

We must obtain and maintain permits and rights-of-way to operate our network

If we are unable, on acceptable terms and on a timely basis, to obtain and maintain the franchises, permits and rights-of-way needed to expand and operate our network, our business could be materially adversely affected. In addition, the cancellation or nonrenewal of the franchises, permits or rights-of-way that are obtained could materially adversely affect us. Our communications operating subsidiaries are defendants in several lawsuits that the plaintiffs have sought to have certified as class actions that, among other things, challenge the subsidiaries’ use of rights of way. It is likely that additional suits challenging use of our rights of way will occur and that those plaintiffs also will seek class certification. The outcome of this litigation may increase our costs and adversely affect our operating results.

Termination of relationships with key suppliers could cause delay and costs

We are dependent on third-party suppliers for fiber, computers, software, optronics, transmission electronics and related components that are integrated into our network. If any of these relationships is terminated or a supplier fails to provide reliable services or equipment and we are unable to reach suitable alternative arrangements quickly, we may experience significant additional costs. If that happens, we could be materially adversely affected.

Rapid technological changes can lead to further competition

The communications industry is subject to rapid and significant changes in technology. In addition, the introduction of new services or technologies, as well as the further development of existing services and technologies may reduce the cost or increase the supply of certain services similar to those that we provide. As a result, our most significant competitors in the future may be new entrants to the communications and information services industries. These new entrants may not be burdened by an installed base of outdated equipment. Future success depends, in part, on the ability to anticipate and adapt in a timely manner to technological changes. Technological changes and the resulting competition could have a material adverse effect on us.

Increased industry capacity and other factors could lead to lower prices for our services

Additional network capacity available from our competitors may cause significant decreases in the prices for the services that we offer. Prices may also decline due to capacity increases resulting from technological advances and strategic acquisitions. Increased competition has already led to a decline in rates charged for various telecommunications services.

We are subject to significant regulation that could change in an adverse manner

Communications services are subject to significant regulation at the federal, state, local and international levels. These regulations affect us and our existing and potential competitors. Delays in receiving required regulatory approvals (including approvals relating to acquisitions or financing activities), completing interconnection agreements with incumbent local exchange carriers or the enactment of new and adverse regulations or regulatory requirements may have a material adverse effect on us. In addition, future legislative, judicial and regulatory agency actions could have a material adverse effect on us.

Federal legislation provides for a significant deregulation of the U.S. telecommunications industry, including the local exchange, long distance and cable television industries. This legislation remains subject to judicial review and additional Federal Communications Commission, or FCC, rulemaking. As a result, we cannot predict the legislation’s effect on our future operations. Many regulatory actions are under way or are being contemplated by federal and state authorities regarding important items. These actions could have a material adverse effect on our business.

States also often require prior approvals or notifications for certain transfers of assets, customers or ownership of certificated carriers and for issuances by certified carriers of equity or debt.

We may lose customers if we experience system failures that significantly disrupt the availability and quality of the services that we provide

Our operations depend on our ability to avoid and mitigate any interruptions in service or reduced capacity for customers. Interruptions in service or performance problems, for whatever reason, could undermine confidence in our services and cause us to lose customers or make it more difficult to attract new ones. In addition, because many of our services are critical to the businesses of many of our customers, any significant interruption in service could result in lost profits or other loss to customers. Although we attempt to disclaim liability in our service agreements, a court might not enforce a limitation on liability, which could expose us to financial loss. In addition, we often provide our customers with guaranteed service level commitments. If we are unable to meet these guaranteed service level commitments as a result of service interruptions, we may be obligated to provide credits, generally in the form of free service for a short period of time, to our customers, which could negatively affect our operating results.

The failure of any equipment or facility on our network, including the network operations control center and network data storage locations, could result in the interruption of customer service until necessary repairs are effected or replacement equipment is installed. Network failures, delays and errors could also result from natural disasters, terrorist acts, power losses, security breaches and computer viruses. These failures, faults or errors could cause delays, service interruptions, expose us to customer liability or require expensive modifications that could significantly hurt our business.

Intellectual property and proprietary rights of others could prevent us from using necessary technology to provide Internet protocol voice services

If technology that is necessary for us to provide our services were held under patent by another person, we would have to negotiate a license for the use of that technology. We may not be able to negotiate such a license at a price that is acceptable. The existence of such patents, or our inability to negotiate a license for any such technology on acceptable terms, could force us to cease using the technology and offering products and services incorporating the technology.

To the extent that we are subject to litigation regarding the ownership of our intellectual property, this litigation could:

•	be time-consuming and expensive;

•	divert attention and resources away from our daily business;

•	impede or prevent delivery of our products and services; and

•	require us to pay significant royalties, licensing fees and damages.

Parties making claims of infringement may be able to obtain injunctive or other equitable relief that could effectively block our ability to provide our services and could cause us to pay substantial damages. In the event of a successful claim of infringement, we may need to obtain one or more licenses from third parties, which may not be available at a reasonable cost, if at all. The defense of any lawsuit could result in time-consuming and expensive litigation, regardless of the merits of such claims, and could also result in damages, license fees, royalty payments and restrictions on our ability to provide services, any of which could harm our business.

Canadian law currently does not permit us to offer services in Canada

Ownership of facilities that originate or terminate traffic in Canada is currently limited to Canadian carriers. This restriction hinders our entry into the Canadian market unless appropriate arrangements can be made to address it.

Potential regulation of Internet service providers in the United States could adversely affect our operations

The FCC has to date treated Internet service providers as enhanced service providers. In addition, Congress has to date not sought to heavily regulate the provision of IP-based services. Both Congress and the FCC are considering proposals that involve greater regulation of IP-based service providers. Depending on the content and scope of any regulations, the imposition of such regulations could have a material adverse effect on our business and the profitability of our services.

The communications and information services industries are highly competitive with participants that have greater resources and a greater number of existing customers

The communications and information services industries are highly competitive. Many of our existing and potential competitors have financial, personnel, marketing and other resources significantly greater than us. Many of these competitors have the added competitive advantage of a larger existing customer base. In addition, significant new competition could arise as a result of:

•	the recent increased consolidation in the industry, led by AT&T and Verizon;

•	allowing foreign carriers to compete in the U.S. market;

•	further technological advances; and

•	further deregulation and other regulatory initiatives.

If we are unable to compete successfully, our business could be significantly hurt.

We may be unable to successfully identify, manage and assimilate future acquisitions, investments and strategic alliances, which could adversely affect our results of operations

We continually evaluate potential investments and strategic opportunities to expand our network, enhance connectivity and add traffic to the network. In the future, we may seek additional investments, strategic alliances or similar arrangements, which may expose us to risks such as:

•	the difficulty of identifying appropriate investments, strategic allies or opportunities;

•	the possibility that senior management may be required to spend considerable time negotiating agreements and monitoring these arrangements;

•	the possibility that definitive agreements will not be finalized;

•	potential regulatory issues applicable to the telecommunications business;

•	the loss or reduction in value of the capital investment;

•	the inability of management to capitalize on the opportunities presented by these arrangements; and

•	the possibility of insolvency of a strategic ally.

There can be no assurance that we would successfully overcome these risks or any other problems encountered with these investments, strategic alliances or similar arrangements.

Information Services

Software Spectrum relies on financial incentives, credit terms, such as rebates, volume purchase discounts, marketing development funds and prompt-payment discounts from software publishers

As part of Software Spectrum’s supply agreements with certain publishers and distributors, Software Spectrum receives substantial financial incentives and credit terms such as rebates, volume purchase discounts, marketing development funds and prompt-payment discounts. Software Spectrum has little or no input into either the form of financial incentives or the targets required to achieve them. Some financial incentives are based on specific market segments and products. Other financial incentives are based on Software Spectrum’s volume or growth rate of revenue or purchases and Software Spectrum’s participation in marketing programs. A decrease in the volume or growth rate of Software Spectrum’s revenue or purchases could have a material adverse effect on the amount of incentives offered to Software Spectrum by its publishers. Additionally, in the future, if the Software Spectrum business model fails to align with the objectives established for these incentives or if software publishers further change, reduce or discontinue these incentives, Software Spectrum’s business and our consolidated financial results could be materially adversely affected.

As publishers change their distribution model, Software Spectrum increasingly relies on sales agency fees

Since 2001, Microsoft and other publishers increasingly have used a sales agency model for distribution of their products, under which Software Spectrum recognizes as revenue an agency fee that it receives from the publisher, as opposed to the final sales price of the software. Software Spectrum recorded approximately $74 million, $54 million and $35 million of revenue attributable to contracts under the sales agency model in 2005, 2004 and 2003, respectively. Based on Software Spectrum’s review of relevant software publisher sales data, Software Spectrum estimates that the final sales price of the software sold under these arrangements was $1.235 billion, $975 million and $661 million in 2005, 2004 and 2003, respectively. Typically, Software Spectrum does not earn rebates from publishers under the sales agency model. To date, Software Spectrum has not been materially adversely affected by the impact of the sales agency model on its revenues, because Software Spectrum has experienced a corresponding decline in its cost of revenue. As a result, Software Spectrum does not expect the lack of financial incentives under the sales agency model to have a meaningful effect on its business in the near future. However, if the economics concerning the sales agency model change, this could have a material adverse effect on Software Spectrum’s business, results of operations and financial condition and on our consolidated financial results.

In 2005, Microsoft notified Software Spectrum of proposed changes to Microsoft’s sales agency program which, once finalized by Microsoft, will take effect for customer contracts entered into after July 1, 2006. All contracts completed prior to July 1, 2006, will be grandfathered under the existing sales agency program. Under the proposed revised program for agency type sales as currently drafted, the number of performance metrics against which Software Spectrum is measured and the standard of performance on those metrics are expected to increase. Based on a preliminary evaluation of Microsoft’s proposed program changes, Software Spectrum expects that the amount of agency fees it earns from Microsoft will be reduced over the three-year period in which it is implemented. Due to the grandfathering of existing sales agency program sales, however, Software Spectrum anticipates that the program changes will not have a significant effect on Software Spectrum’s results of operation or financial position in 2006. Microsoft has yet to finalize the proposed changes, and thus Software Spectrum is not able to definitively determine the effects of Microsoft’s proposed changes on its results of operations and financial position after July 1, 2006.

Software Spectrum is very dependent on a small number of vendors

A large percentage of Software Spectrum’s sales is represented by business software products from a small number of publishers. For 2005, approximately 87% of Software Spectrum’s revenue represented products purchased from its 10 largest publishers. For 2005, the top 10 software titles Software Spectrum sold represented approximately 54% of its sales. For 2005, products from Microsoft and IBM accounted for approximately 59% and 10% of revenue, respectively. For 2004, products from Microsoft and IBM accounted for approximately 58% and 10% of revenue, respectively. Most of Software Spectrum’s contracts with publishers are non-exclusive and terminable by either party, without cause, upon 30 to 60 days notice. Additionally, Software Spectrum’s contracts with its major publishers are generally for one- or two-year terms, and the majority of these contracts contain no provision for automatic renewal. A loss of or significant change in Software Spectrum’s relationship with these publishers could have a material adverse effect on Software Spectrum’s business and its consolidated financial results. Although Software Spectrum believes that it could obtain these software products from distribution partners, Software Spectrum may not be able to obtain such products or may only be able to obtain such products on terms that could materially adversely affect its financial results. In addition, Software Spectrum can not be sure that any financial or other difficulties of such publishers will not have a material adverse effect on its business.

Software Spectrum’s business is dependent on certain key distributors

Although Software Spectrum obtains the majority of its revenue from publishers, it also relies on distributors for sales of products, such as products from IBM. A loss of or significant change in Software

Spectrum’s relationships with these distributors could have a material adverse effect on its business. For example, Software Spectrum cannot be sure that these distributors will continue to provide it with credit terms and financial incentives, such as rebates, volume purchase discounts and prompt-payment discounts. Although Software Spectrum believes that the software products it obtains through these distributors would be available from other parties, Software Spectrum may not be able to obtain such products or may only be able to obtain such products on terms that could materially adversely affect its financial results. In addition, Software Spectrum cannot be sure that any financial or other difficulties of these distributors will not have a material adverse effect on its business.

Software Spectrum’s business is subject to seasonal changes in demand and resulting sales activities

Software Spectrum’s business is subject to seasonal change. In particular, revenue and profits in the United States, Canada and Europe are typically lower in the first and third quarters due to lower levels of IT purchases during those times. As a result, Software Spectrum’s quarterly results may be materially affected during those periods. In addition, periods of higher sales activities during certain quarters may require a greater use of working capital to fund Software Spectrum’s business. During these periods, the increased working capital requirements could temporarily increase Software Spectrum’s leverage and liquidity needs and expose it to greater financial risk during these periods. Due to these seasonal changes, the operating results for any three-month period are not necessarily indicative of the results that may be achieved for any subsequent fiscal quarter or for a full fiscal year.

Software Spectrum’s business is sensitive to general economic conditions and conditions in the software and IT industries

Software Spectrum’s business is sensitive to the spending patterns of its customers, which in turn are subject to prevailing economic and business conditions, the condition of the IT industry, shifts in demand for or availability of software and the introduction of new software products or upgrades. In particular, Software Spectrum’s business is sensitive to the North American and Western European economic environments. In the past, the software industry in general has felt the effects of an economic slowdown in the United States and Europe and the resulting decrease in IT spending. For example, according to IDC, from 2001 to 2003, software end user spending in North America declined at a CAGR of 0.7%. Further, sales to large corporations have been important to Software Spectrum’s results, and its future results are dependent on its continued success with such customers. Any change in demand for products by these large corporations could have a material adverse effect on Software Spectrum’s revenue.

Software Spectrum’s international operations are sensitive to currency risks

In 2005, approximately 43% of Software Spectrum’s total revenue was generated by sales outside the United States. Software Spectrum’s international revenue, cost of revenue and operating expenses are denominated in foreign currencies, principally the Euro and the Pound Sterling. Software Spectrum’s international operations are sensitive to currency exchange risks. Software Spectrum presently has currency exposure arising from both sales and purchases denominated in foreign currencies. Changes in exchange rates between foreign currencies and the U.S. dollar may adversely affect Software Spectrum’s operating margins. For example, if these foreign currencies appreciate against the U.S. dollar, it will become more expensive in terms of U.S. dollars to pay expenses with foreign currencies. In addition, currency devaluation against the U.S. dollar can result in a loss to Software Spectrum if it holds deposits of that currency. Software Spectrum currently does not conduct any hedging activities. In addition, some currencies are subject to limitations on conversion into other currencies, which can limit Software Spectrum’s ability to otherwise react to rapid foreign currency devaluations. Software Spectrum cannot predict the impact of future exchange-rate fluctuations on its business and operating results.

Software Spectrum is exposed to the risks of a global market

Software Spectrum has U.S., European and Asian-Pacific operation centers as well as sales offices in Australia, Belgium, Canada, France, Germany, Hong Kong, Italy, the Netherlands, Singapore, Spain, Sweden, the United Kingdom and the United States. In those regions in which it does not have a physical presence, such as Japan, China, India and Latin America, Software Spectrum serves its customers through strategic relationships.

Software Spectrum also will continue to evaluate opportunities to open new international sales offices or enter into strategic relationships to serve international customers. Software Spectrum’s future growth and success depend on its continued growth and success in international markets.

In addition, until a payment history is established over time with customers in a new region, the likelihood of collecting receivables generated by such operations, on a timely basis or at all, could be less than Software Spectrum’s expectations. As a result, there is a greater risk that reserves set with respect to the collection of such receivables may be inadequate. Furthermore, changes in policies and/or laws of the United States or foreign governments resulting in, among other things, higher taxation, currency conversion limitations or the expropriation of private enterprises could reduce the anticipated benefits of Software Spectrum’s international operations. Any actions by countries in which Software Spectrum conducts business to reverse policies that encourage foreign trade could adversely affect its business.

During 2006, Software Spectrum has commenced expansion efforts to serve customers in certain new emerging markets principally in Eastern Europe and Asia. Many of these emerging markets have greater levels of economic and political risk than the markets historically served by Software Spectrum.

Software Spectrum is investing significant resources in expanding its medium size customer market on a global basis

Software Spectrum continues to increase its marketing and sales efforts aimed at the medium size customer market in North America and Western Europe. Software Spectrum defines a medium size customer as having between 500 and 2,500 information workers. Software Spectrum’s future growth and success depend on its continued growth and success in penetrating the medium size customer market and there can be no assurances that Software Spectrum will be successful in its efforts to increase sales in this market.

Software Spectrum operates in a highly-competitive business environment and is subject to significant price competition

The desktop technology marketplace is competitive. Competition is based primarily on price, product availability, speed of delivery, quality and breadth of offerings, ability to tailor specific solutions to meet customer needs and credit availability. Software Spectrum faces competition from a wide variety of sources, including software publishers, software and hardware direct marketers, OEMs and large system integrators. Many competitors have substantially greater financial resources than Software Spectrum does. Some of Software Spectrum’s competitors may provide a broader range of services, such as extending long-term capital financing or offering bundled hardware and software solutions. Companies that compete in this market, including Software Spectrum, are characterized by low gross and operating margins. Consequently, Software Spectrum’s profitability is highly dependent upon maintaining scale and effective cost and management controls.

Software Spectrum’s new Media Plane™ platform

Software Spectrum has made significant investments in research, development and marketing for its new Media Plane™ software. Significant revenue from this new product investment may not be achieved for a number of years, if at all.

Software Spectrum may not succeed in protecting its intellectual property

To protect its intellectual property, Software Spectrum relies upon copyright and trademark laws, unpatented proprietary know-how and trade secrets as well as confidentiality, invention assignment, non-competition and non-solicitation agreements. There can be no assurance that these measures will afford sufficient protection of Software Spectrum’s intellectual property. Despite its efforts, it is possible that third parties may copy or otherwise obtain and use Software Spectrum’s proprietary information without authorization or otherwise infringe on its intellectual property rights. The disclosure of Software Spectrum’s trade secrets could impair Software Spectrum’s competitive position and could have a material adverse effect on its business, results of operations, financial condition and future growth prospects.

Additionally, Software Spectrum’s patent application for its Media Plane™ software is currently pending. There can be no assurance that Software Spectrum will obtain a patent for this technology or that any patent that it receives will provide protection of commercial significance. There can also be no assurance that competitors will not challenge, invalidate or avoid the application of this or any other future patents that Software Spectrum may receive or license. Software Spectrum’s competitors may have applied for or obtained, or may in the future apply for and obtain, patents that will prevent, limit or otherwise interfere with its ability to make and sell its Media Plane™ software both in the United States and abroad. There can be no assurance that any patent rights will prevent Software Spectrum’s competitors from developing, using or selling products that are similar or functionality equivalent to its Media Plane™ software.

Software Spectrum may incur substantial costs defending or protecting against third-party claims

In connection with the enforcement of Software Spectrum’s own intellectual property rights or in connection with disputes relating to the validity or alleged infringement of third-party rights, including but not limited to patent rights, Software Spectrum may in the future be subject to claims, negotiations or complex, protracted litigation. Other than in connection with the Media Plane™ software, Software Spectrum generally does not hold title to the software it sells or licenses and therefore believes that any such claims made in connection with any defects or errors in the software would be the responsibility of the publisher. However, any such claims could result in negative publicity or harm to Software Spectrum’s reputation. In addition, Software Spectrum may face warranty and/or infringement claims related to its Media Plane™ software. Intellectual property disputes and litigation are typically very costly and can be disruptive to business operations by diverting the attention and energies of management and key technical personnel. Furthermore, Software Spectrum may not prevail in any future litigation and/or disputes. Adverse decisions in any litigation or disputes could have negative results, including subjecting us to significant liabilities, requiring Software Spectrum to seek licenses from others, preventing it from licensing certain of its products or causing severe disruptions to its operations or the markets in which it competes, any one of which could seriously harm Software Spectrum’s business.

Other Operations

Environmental liabilities from our historical operations could be material

Our operations and properties are subject to a wide variety of laws and regulations relating to environmental protection, human health and safety. These laws and regulations include those concerning the use and management of hazardous and non-hazardous substances and wastes. We have made and will continue to make significant expenditures relating to our environmental compliance obligations. We may not at all times be in compliance with all of these requirements.

In connection with certain historical operations, we have responded to or been notified of potential environmental liability at approximately 149 properties as of December 31, 2005. We are engaged in addressing or have liquidated 74 of those properties. Of the remaining 58 sites, we have formal commitments or other potential future costs at 35 sites. There are an additional 11 sites with minimal future costs and 12 with unknown future costs. We could be held liable, jointly or severally, and without regard to fault, for such investigation and remediation. The discovery of additional environmental liabilities related to historical operations or changes in existing environmental requirements could have a material adverse effect on us.

Potential liabilities and claims arising from coal operations could be significant

Our coal operations are subject to extensive laws and regulations that impose stringent operational, maintenance, financial assurance, environmental compliance, reclamation, restoration and closure requirements.

These requirements include those governing air and water emissions, waste disposal, worker health and safety, benefits for current and retired coal miners, and other general permitting and licensing requirements. We may not at all times be in compliance with all of these requirements. Liabilities or claims associated with this non-compliance could require us to incur material costs or suspend production. Mine reclamation costs that exceed reserves for these matters also could require us to incur material costs.

General

If we are unable to comply with the restrictions and covenants in our debt agreements, there would be a default under the terms of these agreements, and this could result in an acceleration of payment of funds that have been borrowed

If we were unable to comply with the restrictions and covenants in any of our debt agreements, there would be a default under the terms of those agreements. As a result, borrowings under other debt instruments that contain cross-acceleration or cross-default provisions may also be accelerated and become due and payable. If any of these events occur, there can be no assurance that we would be able to make necessary payments to the lenders or that we would be able to find alternative financing. Even if we were able to obtain alternative financing, there can be no assurance that it would be on terms that are acceptable.

We have substantial debt, which may hinder our growth and put us at a competitive disadvantage

Our substantial debt may have important consequences, including the following:

•	the ability to obtain additional financing for acquisitions, working capital, investments and capital or other expenditure could be impaired or financing may not be available on acceptable terms;

•	a substantial portion of our cash flow will be used to make principal and interest payments on outstanding debt, reducing the funds that would otherwise be available for operations and future business opportunities;

•	a substantial decrease in cash flows from operating activities or an increase in expenses could make it difficult to meet debt service requirements and force modifications to operations;

•	we have more debt than certain of our competitors, which may place us at a competitive disadvantage; and

•	substantial debt may make us more vulnerable to a downturn in business or the economy generally.

We had substantial deficiencies of earnings to cover fixed charges of approximately $151 million for the three months ended March 31, 2006. We had deficiencies of earnings to cover fixed charges of $611 million for the fiscal year ended December 31, 2005, $384 million for the fiscal year ended December 31, 2004, $689 million for the fiscal year 2003, $918 million for the fiscal year 2002 and $4,356 million for the fiscal year 2001.

We may not be able to repay our existing debt; failure to do so or refinance the debt could prevent us from implementing our strategy and realizing anticipated profits

If we were unable to refinance our debt or to raise additional capital on acceptable terms, our ability to operate our business would be impaired. As of March 31, 2006 on a pro forma basis after giving effect to our offering of $300 million aggregate principal amount of 12.25% senior notes dues 2013 in April 2006, and our concurrent offering of convertible senior notes, we had an aggregate of approximately $6.891 billion of long-term debt on a consolidated basis, excluding discount and fair value adjustments and including current maturities, and approximately $546 million of stockholders’ deficit. Our ability to make interest and principal payments on our debt and borrow additional funds on favorable terms depends on the future performance of the business. If we do not have enough cash flow in the future to make interest or principal payments on our debt, we may be required to refinance all or a part of our debt or to raise additional capital. We cannot assure you that we will be able to refinance our debt or raise additional capital on acceptable terms.

Restrictions and covenants in our debt agreements limit our ability to conduct our business and could prevent us from obtaining needed funds in the future

Our debt and financing arrangements contain a number of significant limitations that restrict our ability to, among other things:

•	borrow additional money or issue guarantees;

•	pay dividends or other distributions to stockholders;

•	make investments;

•	create liens on assets;

•	sell assets;

•	enter into sale-leaseback transactions;

•	enter into transactions with affiliates; and

•	engage in mergers or consolidations.

If certain transactions occur with respect to our capital stock, we may be unable to fully utilize our net operating loss carryforwards to reduce our income taxes

As of December 31, 2005, we had net operating loss carryforwards of approximately $5.9 billion for federal income tax purposes. If certain transactions occur with respect to our capital stock that result in a cumulative ownership change of more than 50 percentage points by 5-percent shareholders over a three-year period as determined under rules prescribed by the U.S. Internal Revenue Code and applicable regulations, annual limitations would be imposed with respect to our ability to utilize our net operating loss carryforwards and certain current deductions against any taxable income we achieve in future periods. We have entered into transactions over the last three years resulting in significant cumulative changes in the ownership of our capital stock. Additional transactions could cause us to incur a 50 percentage point ownership change by 5% shareholders and, if we trigger the above-noted Internal Revenue Code imposed limitations, prevent it from fully utilizing net operating loss carryforwards and certain current deductions to reduce income taxes. We do not believe our net operating loss carryforwards will be limited in 2006 or thereafter, based on information available at the time of this filing.

Our tax deductions with respect to our proposed offering of Convertible Senior Notes due 2012 may be limited

To the extent that the Convertible Senior Notes due 2012 that we are currently offering constitute corporate acquisition indebtedness under Section 279 of the Internal Revenue Code, the maximum amount of interest we can deduct with respect thereto may be limited. To the extent the rules applicable to corporate acquisition indebtedness apply, our after-tax cash flow may be less than if such notes did not constitute corporate acquisition indebtedness.

Increased scrutiny of financial disclosure, particularly in the telecommunications industry in which we operate, could adversely affect investor confidence, and any restatement of earnings could increase litigation risks and limit our ability to access the capital markets

Congress, the SEC, other regulatory authorities and the media are intensely scrutinizing a number of financial reporting issues and practices. Although all businesses face uncertainty with respect to how the U.S. financial disclosure regime may be impacted by this process, particular attention has been focused recently on the telecommunications industry and companies’ interpretations of generally accepted accounting principles.

If we were required to restate our financial statements as a result of a determination that we had incorrectly applied generally accepted accounting principles, that restatement could adversely affect our ability to access the capital markets or the trading price of our securities. The recent scrutiny regarding financial reporting has also resulted in an increase in litigation in the telecommunications industry. There can be no assurance that any such litigation against us would not materially adversely affect our business or the trading price of our securities.

Terrorist attacks and other acts of violence or war may adversely affect the financial markets and our business

Since the September 11, 2001 terrorist attacks and subsequent events, there has been considerable uncertainty in world financial markets. The full effect on the financial markets of these events, as well as concerns about future terrorist attacks, is not yet known. They could, however, adversely affect our ability to obtain financing on terms acceptable to us, or at all.

There can be no assurance that there will not be further terrorist attacks against the United States or U.S. businesses. These attacks or armed conflicts may directly affect our physical facilities or those of our customers. These events could cause consumer confidence and spending to decrease or result in increased volatility in the U.S. and world financial markets and economy. Any of these occurrences could materially adversely affect our business.

Our international operations and investments expose us to risks that could materially adversely affect the business

We have operations and investments outside of the United States, as well as rights to undersea cable capacity extending to other countries, that expose us to risks inherent in international operations. These include:

•	general economic, social and political conditions;

•	the difficulty of enforcing agreements and collecting receivables through certain foreign legal systems;

•	tax rates in some foreign countries may exceed those in the U.S.;

•	foreign currency exchange rates may fluctuate, which could adversely affect our results of operations and the value of our international assets and investments;

•	foreign earnings may be subject to withholding requirements or the imposition of tariffs, exchange controls or other restrictions;

•	difficulties and costs of compliance with foreign laws and regulations that impose restrictions on our investments and operations, with penalties for noncompliance, including loss of licenses and monetary fines;

•	difficulties in obtaining licenses or interconnection arrangements on acceptable terms, if at all; and

•	changes in U.S. laws and regulations relating to foreign trade and investment.

Risks Related to an Investment in our Common Stock

Additional issuances of equity securities by us would dilute the ownership of our existing stockholders

We may issue equity in the future in connection with acquisitions or strategic transactions, to adjust our ratio of debt to equity, including through repayment of outstanding debt, to fund expansion of our operations or for other purposes. We may issue shares of our common stock at prices or for consideration that is greater than or less than the price at which we are offering our common stock in this offering. To the extent we issue additional equity securities, your percentage ownership of our common stock would be reduced.

If a large number of shares of our common stock is sold in the public market, the sales could reduce the trading price of our common stock and impede our ability to raise future capital

We cannot predict what effect, if any, future issuances by us of our common stock will have on the market price of our common stock. In addition, shares of our common stock that we issue in connection with an acquisition, may not be subject to resale restrictions. On May 30, 2006, we announced a public offering of 125,000,000 shares of our common stock, and that we had granted to the underwriters in that offering an option to purchase an additional 18,750,000 shares solely to cover over-allotments. We issued 25,975,088 shares of our common stock in connection with the acquisition of ICG Communications that closed on May 31, 2006 and have agreed to issue, subject to adjustment, between approximately 110,590,000 and 165,885,000 shares of our common stock in connection with our proposed acquisition of TelCove. The shares issued in connection with the acquisition of ICG Communications are the subject of this prospectus, and are eligible for resale at this time, subject only to limited restrictions on the number of shares MCCC is permitted to sell on any given day. Upon closing of the TelCove transaction, TelCove securityholders will be able to sell immediately, without any limitation, the shares of our common stock issued to them in the transaction. ICG Communications and TelCove are privately held companies and their stockholders have not had any liquidity with respect to their investments. The market price of our common stock could drop significantly if certain large holders of our common stock, or recipients of our common stock in connection with an acquisition, sell all or a significant portion of their shares of common stock or are perceived by the market as intending to sell these shares other than in an orderly manner. In addition, these sales could impair our ability to raise capital through the sale of additional common stock in the capital markets.

Anti-takeover provisions in our charter and by-laws could limit the share price and delay a change of management

Our restated certificate of incorporation and by-laws contain provisions that could make it more difficult or even prevent a third party from acquiring us without the approval of our incumbent board of directors. These provisions, among other things:

•	prohibit stockholder action by written consent in place of a meeting;

•	limit the right of stockholders to call special meetings of stockholders; limit the right of stockholders to present proposals or nominate directors for election at annual meetings of stockholders; and

•	authorize the board of directors to issue preferred stock in one or more series without any action on the part of stockholders.

In addition, the terms of most of our long term debt require that upon a “change of control,” as defined in the agreements that contain the terms and conditions of the long term debt, we make an offer to purchase the outstanding long term debt at either 100% or 101% of the aggregate principal amount of that long term debt.

These provisions could limit the price that investors might be willing to pay in the future for shares of our common stock and significantly impede the ability of the holders of our common stock to change management. Provisions and agreements that inhibit or discourage takeover attempts could reduce the market value of our common stock.

The market price of our common stock has been subject to volatility and, in the future, the market price of our common stock may fluctuate substantially due to a variety of factors

The market price of our common stock has been subject to volatility and, in the future, the market price of our common stock may fluctuate substantially due to a variety of factors, including:

•	the depth and liquidity of the trading market for our common stock;

•	quarterly variations in actual or anticipated operating results;

•	changes in estimated earnings by securities analysts;

•	market conditions in the communications and information services industries;

•	announcement and performance by competitors;

•	regulatory actions; and

•	general economic conditions.

In addition, in recent months the stock market generally has experienced significant price and volume fluctuations. Those market fluctuations could have a material adverse effect on the market price or liquidity of our common stock.

Certain Non-U.S. Holders may be subject to adverse U.S. federal income tax considerations

Generally, if a non-U.S. holder, who owns more than 5% of our outstanding common stock disposes of common stock, such holder may be subject to U.S. federal income or withholding tax on any gain recognized on the disposition as income effectively connected with a U.S. trade or business if we were a “U.S. real property holding corporation” at any time during the shorter of the five years before the disposition or the holding period of the holder. In addition, if our common stock is not considered to be regularly traded on an established securities market at such time, a non-U.S. holder may be subject to such tax on any gain recognized on the disposition of common stock without regard to the value of the common stock owned by such holder. We may be, or may become, a U.S. real property holding corporation.

INFORMATION REGARDING FORWARD LOOKING STATEMENTS

This prospectus contains or incorporates by reference forward looking statements and information that are based on the beliefs of management as well as assumptions made by and information currently available to us. When used in this prospectus, the words “anticipate”, “believe”, “plan”, estimate” and “expect” and similar expressions, as they relate to us or our management, are intended to identify forward looking statements. Such statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions.

Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this prospectus. These forward looking statements include, among others, statements concerning:

•	our communications and information services business, our advantages and our strategy for continuing to pursue our business;

•	anticipated development and launch of new services in our business;

•	anticipated dates on which we will begin providing certain services or reach specific milestones in the development and implementation of our business strategy;

•	growth and recovery of the communications and information services industry;

•	expectations as to our future revenue, margins, expenses and capital requirements; and

•	other statements of expectations, beliefs, future plans and strategies, anticipated developments and other matters that are not historical facts.

You should be aware that these forward looking statements are subject to risks and uncertainties, including financial, regulatory, environmental, industry growth and trend projections, that could cause actual events or results to differ materially from those expressed or implied by the statements. The most important factors that could prevent us from achieving our stated goals include, but are not limited to, our failure to:

•	increase the volume of traffic on our network;

•	develop new products and services that meet customer demands and generate acceptable margins;

•	successfully complete commercial testing of new technology and information systems to support new products and services, including voice transmission services;

•	stabilize or reduce the rate of price compression on certain of our communication services;

•	integrate strategic acquisitions;

•	attract and retain qualified management and other personnel;

•	meet all of the terms and conditions of our debt obligations;

•	overcome Software Spectrum’s reliance on financial incentives, volume discounts and marketing funds from software publishers; and

•	reduce downward pressure on Software Spectrum’s margins as a result of the use of volume licensing and maintenance agreements.

Other factors are described under “Risk Factors.”

THE COMPANY

We, through our operating subsidiaries, engage primarily in the communications and information services businesses.

We are a facilities based provider (that is, a provider that owns or leases a substantial portion of the plant, property and equipment necessary to provide services) of a broad range of integrated communications services. We have created, generally by constructing our own assets, but also through a combination of purchasing and leasing other companies’ assets and facilities, our communications network. Our network is an advanced, international, facilities based communications network. We have designed our network to provide communications services, which employ and take advantage of rapidly improving underlying optical and Internet Protocol technologies.

In connection with our belief that communications services are direct substitutes for existing modes of information distribution, and for other strategic and tactical reasons, during 2002, we entered the businesses of direct marketing of computer software and computer software license management. Today, this business is conducted by our subsidiary Software Spectrum.

Business Strategy. We are seeking to capitalize on the opportunities presented by significant and rapid advancements in optical and Internet Protocol technologies. Key elements of our strategy include:

•	Offer a Comprehensive Range of Communications Services to Bandwidth Intensive Users. We provide a comprehensive range of communications services designed to meet the needs of the top global bandwidth customers, that is, customers that are generally of higher credit quality and have existing demand for the services that we sell.

•	Target Top Global Bandwidth Customers. Our primary communications services distribution strategy is to utilize a direct sales force focused on high bandwidth usage businesses.

•	Provide Low Cost Backbone Services Through An Upgradeable Backbone Network. Our intercity and metropolitan networks have been designed to provide high quality communications services at a lower cost.

•	Pursue Acquisition Opportunities. We from time to time evaluate possible acquisition opportunities, primarily opportunities in the communications industry.

•	Develop Advanced Operational Processes and Business Support Systems. We have developed and continue to develop substantial and scalable operational processes and business support systems specifically designed to enable us to offer services efficiently to our targeted customers.

•	Attract and Motivate High Quality Employees. We have developed programs designed to attract and retain employees with the technical and business skills necessary for our business.

With the acquisitions of Progress Telecom, LLC, or Progress Telecom, and ICG Communications, Inc., or ICG Communications, and the proposed acquisition of TelCove, Inc., or TelCove, we have embarked on a strategy to further expand our current presence in regional and metropolitan markets. This strategy will allow us to terminate more of our intercity and local traffic over our owned metro facilities rather than paying third parties to terminate such traffic. We offer a broad range of communications services in our metropolitan markets with a particular emphasis on bandwidth intensive enterprises and service providers. The expansion into new metro markets should also provide additional opportunities to sell services on our national and international networks.

* * *

Our principal executive offices are located at 1025 Eldorado Boulevard, Broomfield, Colorado 80021 and our telephone number is (720) 888-1000. Our website is located at www.level3.com. The information on our website is not part of this prospectus.

Recent Developments

ICG Communications Acquisition

On May 31, 2006, we acquired all of the issued and outstanding capital stock of ICG Communications, Inc., a privately held Colorado-based telecommunications company, from MCCC ICG Holdings, LLC, or MCCC, for an aggregate consideration of 25,975,088 shares of our common stock, which are the subject of this prospectus, and $45 million in cash, subject to adjustments based on working capital and other matters. The cash consideration at closing was increased from the previously announced amount of $36 million to reflect an improvement in ICG Communications’ working capital, and is subject to adjustment based on the subsequent calculation of actual closing date working capital. The transaction does not include ICG Communications’ investments in New Global Telecom or Mpower Holding Corporation.

ICG Communications primarily provides transport, IP and voice services to wireline and wireless carriers, Internet service providers and enterprise customers. ICG Communications’ network has over 2,000 metro and regional fiber miles in Colorado and Ohio and includes approximately 500 points of presence. ICG Communications serves more than 1,600 customers.

Concurrently with the closing of the acquisition, we entered into a registration rights agreement with respect to the 25,975,088 shares of our common stock issued to MCCC in the transaction. This prospectus covers the sale by MCCC of the shares of our common stock issued to MCCC in the transaction. This prospectus allows MCCC to sell the shares it received, subject only to certain transfer restrictions set forth in the registration rights agreement that limit the number of shares MCCC can sell on any given day. The transfer restrictions are described below under “Selling Stockholder.”

TelCove Acquisition

On April 30, 2006, we signed a definitive agreement to acquire TelCove, a privately held Pennsylvania-based telecommunications company.

TelCove is a leading facilities-based provider of metropolitan and regional communications services including transport, Internet access and voice services. TelCove’s network has over 22,000 local and long haul route miles serving 70 markets across the eastern United States, with approximately 4,000 buildings that are located on its network.

The aggregate consideration payable by us is $1.082 billion, consisting of $445 million in cash and $637 million in shares of our common stock, subject to adjustment. In addition, by acquiring TelCove, we will in effect assume approximately $155.5 million of TelCove’s debt obligations. The number of shares of our common stock issuable in the merger will be increased to the extent that holders of TelCove warrants exercise for cash their warrants to purchase TelCove common stock prior to the consummation of the transaction. The number of shares of our common stock to be delivered to the securityholders of TelCove in the transaction will be determined immediately prior to closing. However, the number of shares of our common stock to be issued will in no event be more than approximately 165,885,000 shares nor less than approximately 110,590,000 shares, subject to adjustment to account for exercises for cash of TelCove warrants prior to the consummation of the transaction. Upon closing of the transaction, TelCove securityholders will be able to sell immediately, without any limitation, the shares of our common stock issued to them in the transaction.

For the year ended December 31, 2005, TelCove had revenues of approximately $312.4 million and a net loss of approximately $23.4 million. As of December 31, 2005, on a consolidated basis, TelCove had total assets of approximately $547.6 million, total liabilities of approximately $243.8 million, and total stockholders’ equity of approximately $303.8 million.

Consummation of the transaction is subject to customary closing conditions, including receipt of applicable state and federal regulatory approvals and the effectiveness of a registration statement on Form S-4 covering the shares of our common stock to be issued in the transaction. Closing is expected to occur in the third quarter of 2006.

Offering of 12.25% Senior Notes due 2013

On April 6, 2006, Level 3 Financing, Inc., our wholly-owned subsidiary, completed the sale of $300 million aggregate principal amount of 12.25% Senior Notes due 2013 in a private offering to qualified institutional buyers. The senior notes offered represent an additional offering of the 12.25% Senior Notes due 2013 that were issued on March 14, 2006.

Proposed Amendment and Restatement of Credit Facility

On May 30, 2006, Level 3 Financing, Inc., our wholly-owned subsidiary, announced its intention to amend and restate its existing $730 million senior secured credit facility to, among other things, reduce the interest rate payable under the agreement, modify the pre-payment provisions and make other specified changes. There can be no assurances that we will be able to amend and restate our credit facility in such a manner. Our continuing guarantee of that debt will constitute senior debt of Level 3 Communications, Inc. Neither the completion of the proposed amendment of the senior secured credit facility nor the closing of the offering of 125,000,000 shares of our common stock or the closing of our concurrent offering of convertible senior notes described below is conditioned upon the closing of the other transactions.

Concurrent Common Stock and Convertible Senior Notes Offering

On May 30, 2006, we announced that we will offer, by means of a separate prospectus supplement to our effective shelf registration statement, 125,000,000 shares of our common stock. In addition, we have granted the underwriters in that offering an option to purchase an additional 18,750,000 shares of our common stock solely to cover over-allotments.

Also on May 30, 2006, we announced that we will offer, by means of a separate prospectus supplement to our effective shelf registration statement, Convertible Senior Notes due 2012 in the aggregate principal amount of $150,000,000. In addition, we have granted the underwriters in that offering an option to purchase an additional $22,500,000 aggregate principal amount of notes solely to cover over-allotments.

Neither the closing of the proposed common stock offering nor the closing of the proposed Convertible Senior Notes offering or the closing of the proposed amendment of the senior secured credit facility is conditioned upon the closing of the other transactions.

Glossary of Terms

access	Telecommunications services that permit long distance carriers to use local exchange facilities to originate and/or terminate long distance service.

access charges	The fees paid by long distance carriers to LECs for originating and terminating long distance calls on the LECs’ local networks.

backbone	A high-speed network that interconnects smaller, independent networks. It is the through- portion of a transmission network, as opposed to spurs which branch off the through- portions.

CAP	Competitive Access Provider. A company that provides its customers with an alternative to the local exchange company for local transport of private line and special access telecommunications services.

capacity	The information carrying ability of a telecommunications facility.

Carrier	A provider of communications transmission services by fiber, wire or radio.

Central Office	Telephone company facility where subscribers’ lines are joined to switching equipment for connecting other subscribers to each other, locally and long distance.

CLEC	Competitive Local Exchange Carrier. A company that competes with LECs in the local services market.

co-carrier	A relationship between a CLEC and an ILEC that affords each company the same access to and right on the other’s network and provides access and services on an equal basis.

Common carrier	A government-defined group of private companies offering telecommunications services or facilities to the general public on a non-discriminatory basis.

conduit	A pipe, usually made of metal, ceramic or plastic, that protects buried cables.

DS-3	A data communications circuit capable of transmitting data at 45 Mbps.

dark fiber	Fiber optic strands that are not connected to transmission equipment.

dedicated lines	Telecommunications lines reserved for use by particular customers.

dialing parity	The ability of a competing local or toll service provider to provide telecommunications services in such a manner that customers have the ability to route automatically, without the use of any access code, their telecommunications to the service provider of the customers’ designation.

equal access	The basis upon which customers of interexchange carriers are able to obtain access to their Primary Interexchange Carriers’ (PIC) long distance telephone network by dialing “1”, thus eliminating the need to dial additional digits and an authorization code to obtain such access.

facilities based carriers	Carriers that own and operate their own network and equipment.

fiber optics	A technology in which light is used to transport information from one point to another. Fiber optic cables are thin filaments of glass through which light beams are transmitted over long distances carrying enormous amounts of data. Modulating light on thin strands of glass produces major benefits including high bandwidth, relatively low cost, low power consumption, small space needs and total insensitivity to electromagnetic interference.

Gbps	Gigabits per second. A transmission rate. One gigabit equals 1.024 billion bits of information.

ILEC	Incumbent Local Exchange Carrier. A company historically providing local telephone service. Often refers to one of the Regional Bell Operating Companies (RBOCs). Often referred to as “LEC” (Local Exchange Carrier).

Interconnection	Interconnection of facilities between or among the networks of carriers, including potential physical colocation of one carrier’s equipment in the other carrier’s premises to facilitate such interconnection.

InterLATA	Telecommunications services originating in a LATA and terminating outside of that LATA.

Internet	A global collection of interconnected computer networks which use a specific communications protocol.

IntraLATA	Telecommunications services originating and terminating in the same LATA.

ISDN	Integrated Services Digital Network. An information transfer standard for transmitting digital voice and data over telephone lines at speeds up to 128 Kbps.

ISPs	Internet Service Providers. Companies formed to provide access to the Internet to consumers and business customers via local networks.

IXC	Interexchange Carrier. A telecommunications company that provides telecommunications services between local exchanges on an interstate or intrastate basis.

Kbps	Kilobits per second. A transmission rate. One kilobit equals 1,024 bits of information.

LATA	Local Access and Transport Area. A geographic area composed of contiguous local exchanges, usually but not always within a single state. There are approximately 200 LATAs in the United States.

leased line	An amount of telecommunications capacity dedicated to a particular customer along predetermined routes.

LEC	Local Exchange Carrier. A telecommunications company that provides telecommunications services in a geographic area. LECs include both ILECs and CLECs.

local exchange	A geographic area determined by the appropriate state regulatory authority in which calls generally are transmitted without toll charges to the calling or called party.

local loop	A circuit that connects an end user to the LEC central office within a LATA.

long distance carriers	Long distance carriers provide services between local exchanges on an interstate or intrastate basis. A long distance carrier may offer services over its own or another carrier’s facilities.

Mbps	Megabits per second. A transmission rate. One megabit equals 1.024 million bits of information.

MPLS	MultiProtocol Label Switching. A standards-approved technology for speeding up network traffic flow and making it easier to manage. MPLS involves setting up a specific path for a given sequence of packets, identified by a label put in each packet, thus saving the time needed for a router or switch to look up the address to the next node to forward the packet to.

multiplexing	An electronic or optical process that combines a large number of lower speed transmission lines into one high speed line by splitting the total available bandwidth into narrower bands (frequency division), or by allotting a common channel to several different transmitting devices, one at a time in sequence (time division).

NAP	Network Access Point. A location at which ISPs exchange traffic with each other.

OC-3	A data communications circuit capable of transmitting data at 155 bps.

OC-12	A data communications circuit capable of transmitting data at 622 Mbps.

OC-48	A data communications circuit capable of transmitting data at approximately 2.45 Gbps.

peering	The commercial practice under which ISPs exchange traffic with each other. Although ISPs are free to make a private commercial arrangement, there are generally two types of peering. With a settlement free peering arrangement the ISPs do not need to pay each other for the exchange of traffic. With paid peering, the larger ISP receives payment from the smaller ISP to carry the traffic of that smaller ISP. Peering occurs at both public and private exchange points.

POP	Point of Presence. Telecommunications facility where a communications provider locates network equipment used to connect customers to its network backbone.

private line	A dedicated telecommunications connection between end user locations.

PSTN	Public Switched Telephone Network. That portion of a local exchange company’s network available to all users generally on a shared basis (i.e., not dedicated to a particular user). Traffic along the public switched network is generally switched at the local exchange company’s central offices.

Public Safety Answering Point	An answering location for 911 calls originating in a given area. PSAPs are typically a common bureau used to answer emergency calls and dispatch safety agencies such as police, fire, emergency medical, etc.

RBOCs	Regional Bell Operating Companies. Originally, the seven local telephone companies (formerly part of AT&T) established as a result of the AT&T Divestiture. Currently consists of four local telephone companies as a result of the mergers of Bell Atlantic with NYNEX and SBC with Pacific Telesis and Ameritech.

reciprocal compensation	The compensation of a CLEC for termination of a local call by the ILEC on the CLEC’s network, which is the same as the compensation that the CLEC pays the ILEC for termination of local calls on the ILEC’s network.

resale	Resale by a provider of telecommunications services (such as a LEC) of such services to other providers or carriers on a wholesale or a retail basis.

router	Equipment placed between networks that relays data to those networks based upon a destination address contained in the data packets being routed.

selective router	Telephone switch or functional equivalent, controlled by the relevant local exchange carrier (LEC), which determines the PSAP to which a 911 call should be delivered based on the location of the 911 caller.

SONET	Synchronous Optical Network. An electronics and network architecture for variable bandwidth products which enables transmission of voice, data and video (multimedia) at very high speeds. SONET ring architecture provides for virtually instantaneous restoration of service in the event of a fiber cut or equipment failure by automatically rerouting traffic in the opposite direction around the ring.

special access services	The lease of private, dedicated telecommunications lines or “circuits” along the network of a local exchange company or a CAP, which lines or circuits run to or from the long distance carrier POPs. Examples of special access services are telecommunications lines running between POPs of a single long distance carrier, from one long distance carrier POP to the POP of another long distance carrier or from an end user to a long distance carrier POP.

switch	A device that selects the paths or circuits to be used for transmission of information and establishes a connection. Switching is the process of interconnecting circuits to form a transmission path between users and it also captures information for billing purposes.

Tbps	Terabits per second. A transmission rate. One terabit equals 1.024 trillion bits of information.

T-1	A data communications circuit capable of transmitting data at 1.544 Mbps.

unbundled	Services, programs, software and training sold separately from the hardware.

unbundled access	Access to unbundled elements of a telecommunications services provider’s network including network facilities, equipment, features, functions and capabilities, at any technically feasible point within such network.

VoIP	Voice over Internet Protocol

VPC	VoIP Positioning Center. An entity that maintains an end user location database and manages the technology including query keys and routing number pools used to deliver 911 calls to the correct PSAP for emergency handling.

web site	A server connected to the Internet from which Internet users can obtain information.

wireless	A communications system that operates without wires. Cellular service is an example.

world wide web or web	A collection of computer systems supporting a communications protocol that permits multimedia presentation of information over the Internet.

xDSL	A term referring to a variety of new Digital Subscriber Line technologies. Some of these new varieties are asymmetric with different data rates in the downstream and upstream directions. Others are symmetric. Downstream speeds range from 384 Kbps (or “SDSL”) to 1.5 to 8 Mbps (“ADSL”).

Unaudited Consolidated Pro Forma Information of Level 3

The following unaudited pro forma condensed consolidated financial information gives effect, as described below, to:

•	the acquisition of WilTel on December 23, 2005;

•	the issuance of $150 million of Floating Rate Senior Notes due 2011 and $250 million of 12.25% Senior Notes due 2013 on March 14, 2006;

•	the issuance of $300 million of 12.25% Senior Notes due 2013 on April 6, 2006; and

•	the proposed offerings of 125,000,000 shares of our common stock and our convertible senior notes in the aggregate principal amount of $150 million.

The following unaudited pro forma condensed consolidated financial information does not give effect to (i) our acquisition of ICG Communications, (ii) our pending acquisition of TelCove, (iii) the intended uses of the net proceeds of the proposed offering of 125,000,000 shares of our common stock and our concurrent proposed offering of our convertible senior notes or (iv) the proposed amendment and restatement of our secured credit facility.

The following unaudited pro forma condensed consolidated data supplements the pro forma financial information that was included in our Current Report on Form 8-K/A, which was filed with the SEC on March 3, 2006 and should be read in conjunction therewith.

The following unaudited pro forma condensed consolidated statement of operations data for the year ended December 31, 2005 gives effect to the acquisition of WilTel and each of the note issuances referred to above as though each such transaction occurred on January 1, 2005.

The following unaudited pro forma condensed consolidated statement of operations data for the three months ended March 31, 2006 gives effect to each of the note issuances referred to above as though each such transaction occurred on January 1, 2005.

The following unaudited pro forma condensed consolidated balance sheet information as of March 31, 2006 presents the effects of the offering of $300 million of 12.25% Senior Notes due 2013 on April 6, 2006, the proposed offering of our common stock and the proposed concurrent offering of $150 million of convertible senior notes as though such offerings occurred on March 31, 2006.

The pro forma earnings per share amounts in the pro forma information have not been adjusted for our proposed common stock offering because, as we have not made a final decision regarding the ultimate uses of the net proceeds of such offering, such net proceeds are not reflected in pro forma adjustments in the income statements.

The unaudited pro forma condensed consolidated financial information is not necessarily and should not be assumed to be an indication of the results that would have been achieved had the transactions been completed as of the dates indicated or that may be achieved in the future.

LEVEL 3 COMMUNICATIONS, INC. AND SUBSIDIARIES

Unaudited Pro Forma Condensed Consolidated Statement of Operations

For the year ended December 31, 2005

(dollars in millions, except per share data)

	Historical Level 3(a)	Historical WilTel(b)	Intercompany Adjustments(c)	WilTel Adjustments		Debt Offerings		Pro Forma Level 3
Revenue	$3,613	$1,959	$(5)	$(243	)(d)			$5,324
Cost of revenue	2,233	1,204	(5)					3,432
Depreciation and amortization	657	159		(159 107	)(e) (f)			764
Selling, general and administrative	912	278		(17	)(g)			1,177
				4	(h)
Restructuring and impairment charges	23	42		(42	)(i)			23

Total costs and expenses	3,825	1,683	(5)	(107)		—		5,396

Operating income (loss)	(212)	276	—	(136)		—		(72)
Other income (expense):
Interest income	35	9		(7	)(j)			37
Interest expense	(530)	(34)		34	(k)	(51 (37 (6	)(l) )(m) )(n)	(624)
Other net	28	1						29

Total other income (expense)	(467)	(24)	—	27		(94)		(558)

Income (loss) from continuing operations before income tax	(679)	252	—	(109)		(94)		(630)
Income tax expense	(8)							(8)

Net income (loss) from continuing operations	$(687)	$252	$—	$(109)		$(94)		$(638)

Weighted average shares outstanding (in 000’s)	699,589			112,133				811,722
EPS: Net loss from continuing operations	$(0.98)							$(0.79)

Adjustments:

(a)	Represents the historical 2005 statement of operations of us and our consolidated subsidiaries.

(b)	Represents 2005 results of operations of WilTel Communications Group, LLC and consolidated subsidiaries through the acquisition date of December 23, 2005. Certain reclassifications have been made relative to WilTel’s historical financial statements in order to present them on a basis consistent with us.

(c)	Eliminates the historical intercompany transactions between Level 3 and WilTel.

(d)	Removes income attributable to the June 2005 Termination, Mutual Release and Settlement Agreement among Leucadia, WilTel and SBC. This income was retained by Leucadia in the transaction.

(e)	This entry removes the historical depreciation and amortization expense attributable to WilTel.

(f)	This entry records depreciation and amortization expense for tangible and intangible assets obtained in the transaction based on a preliminary purchase price allocation.

(g)	This entry removes the historical selling, general and administrative expenses attributable to the assets and liabilities not included in the transaction.

(footnotes continued on following page)

(h)	Records rent expense attributable to the leased Tulsa corporate facility. We are leasing space in the Tulsa corporate facility from Leucadia subsequent to the closing of the transaction.

(i)	Removes impairment charge attributable to the Tulsa corporate facility. This facility was retained by Leucadia in the transaction.

(j)	Removes interest income attributable to the cash, cash equivalents and marketable securities retained by Leucadia.

(k)	Removes interest expense on the historical debt not assumed in the WilTel transaction.

(l)	Records interest expense attributable to the $150 million of Floating Rate Senior Notes due 2011 (based on an assumed interest rate of 11.42%) and $250 million of 12.25% Senior Notes due 2013 issued on March 14, 2006.

(m)	Records interest expense attributable to the $300 million of 12.25% Senior Notes due 2013 issued on April 6, 2006.

(n)	Records interest expense attributable to the proposed issuance of $150 million of Convertible Senior Notes due 2012 assuming a 3.5% annual interest rate.

LEVEL 3 COMMUNICATIONS, INC. AND SUBSIDIARIES

Unaudited Pro Forma Condensed Consolidated Statement of Operations

For the three months ended March 31, 2006

(dollars in millions, except per share data)

	Historical Level 3(a)	Debt Offerings		Pro Forma Level 3
Revenue	$1,267			$1,267
Cost of revenue	817			817
Depreciation and amortization	190			190
Selling, general and administrative	313			313
Restructuring and impairment charges	5	—		5

Total costs and expenses	1,325	—		1,325

Operating income (loss)	(58)	—		(58)
Other income (expense):
Interest income	9			9
Interest expense	(150)	(11 (9 (2	)(b) )(c) )(d)	(172)
Other, net	31			31

Total other income (expense)	(110)	(22)		(132)

Loss from continuing operations before income tax	(168)	(22)		(190)
Income tax expense	—			—

Net loss from continuing operations	$(168)	$(22)		$(190)

Weighted average shares outstanding (in 000’s)	821,918			821,918
EPS: Net loss from continuing operations	$(0.20)			$(0.23)

Adjustments:

(a)	Represents the historical statements of operations of us and our consolidated subsidiaries.

(b)	Records incremental interest expense in order to reflect one full quarter of interest expense attributable to the offering of $150 million of Floating Rate Senior Notes (based on an assumed interest rate of 11.42%) and $250 million of 12.25% Senior Notes issued on March 14, 2006.

(c)	Records interest expense attributable to the offering of $300 million of 12.25% Senior Notes issued on April 6, 2006.

(d)	Records interest expense attributable to the proposed issuance of $150 million of Convertible Senior Notes due 2012 assuming a 3.5% annual interest rate.

LEVEL 3 COMMUNICATIONS, INC. AND SUBSIDIARIES

Unaudited Pro Forma Consolidated Balance Sheet at March 31, 2006

(dollars in millions)

	Historical Level 3(a)	Adjustments		Pro Forma Level 3
Assets
Current assets:
		$300	(b)
		145	(c)
Cash and cash equivalents	$580	630	(d)	$1,655
Marketable securities	412			412
Restricted cash and securities	35			35
Receivables, net	717			717
		1	(b)
Other	157	1	(c)	159

Total current assets	1,901	1,077		2,978
Property, plant and equipment, net	5,588			5,588
Restricted cash and securities	87			87
Goodwill and other intangibles, net	567			567
		5	(b)
Other assets, net	141	4	(c)	150

Total assets	$8,284	$1,086		$9,370

Liabilities and Stockholders’ Equity (Deficit)
Current liabilities:
Accounts payable	$622	$—		$622
Current portion of long-term debt	1			1
Accrued payroll and employee benefits	67			67
Accrued interest	120			120
Deferred revenue	233			233
Other	145			145

Total current liabilities	1,188	—		1,188
		306	(b)
Long-term debt, less current portion	6,357	150	(c)	6,813
Deferred revenue	734			734
Other liabilities	551			551
Stockholders’ equity (deficit)
Common stock	8	2	(d)	10
Additional paid-in-capital	7,851	628	(d)	8,479
Accumulated other comprehensive loss	(42)			(42)
Accumulated deficit	(8,363)			(8,363)

Total stockholders’ equity (deficit)	(546)	630		84

Total liabilities and stockholders’ equity (deficit)	$8,284	$1,086		$9,370

Balance Sheet Adjustments:

(a)	This column reflects the historical balance sheet of us and our subsidiaries.

(b)	Reflects the offering of $300 million of 12.25% Senior Notes, the resulting net proceeds, and the current and noncurrent portions of the debt issuance costs. The offering premium of $6 million is reflected as an increase in long-term debt.

(c)	Reflects the proposed offering of $150 million of Convertible Senior Notes due 2012, the resulting net proceeds and the current and noncurrent portions of the estimated debt issuance costs.

(d)	Reflects the proposed offering of 125,000,000 shares of our common stock at an assumed public offering price of $5.28 per share, net of estimated issuance costs.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of the shares of Common Stock by the selling stockholder.

SELLING STOCKHOLDER

The following table lists certain information concerning the selling stockholder, including the number of shares of Common Stock beneficially owned as of the date hereof and the number of shares of Common Stock that the selling stockholder may sell under this Prospectus.

Selling Stockholder	Shares Beneficially Owned Prior to Offering (1)	Shares Being Offered	Shares Beneficially Owned After Offering (2)
MCCC ICG Holdings LLC (3) 2010 8th Street Boulder, Colorado 80302	25,975,088	25,975,088	0

(1)	Beneficial ownership is determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934. The selling stockholder beneficially owns approximately 2.97% of the total number of shares of our Common Stock outstanding as of May 31, 2006.

(2)	Assumes that all of the shares of Common Stock held by the selling stockholder and being offered under this Prospectus are sold, and that the selling stockholder will not acquire additional shares of Common Stock before the completion of this offering.

(3)	The following represents the capital ownership interests of the named selling stockholder. The following percentages do not total 100% due to rounding.

Columbia Capital Equity Partners III (QP), L.P.	25.4%
Columbia Capital Equity Partners III (Cayman), L.P.	14.0%
Columbia Capital Equity Partners III (AI), L.P.	1.4%
Columbia Capital Investors III, L.L.C.	6.3%
Columbia Capital Employee Investors III, L.L.C.	0.2%
M/C Venture Partners V, L.P.	44.6%
Chestnut Venture Partners, L.P.	1.9%
M/C Venture Investors, L.L.C.	0.7%
Bear Investments, LLLP	5.4%

We may amend or supplement this Prospectus from time to time in the future to update or change this list of selling stockholders and shares which may be offered and sold.

We issued the shares of Common Stock to the selling stockholder in connection with our acquisition of ICG Communications, Inc. on May 31, 2006. We are registering the selling stockholder’s shares of Common Stock in accordance with the terms of that acquisition. Our registration of the shares of Common Stock does not necessarily mean that the selling stockholder will sell all or any of the shares of Common Stock.

In connection with our acquisition of ICG Communications, Inc., we entered into a registration rights agreement (the “Registration Rights Agreement”) with MCCC ICG Holdings, LLC, Columbia Capital Equity Partners III(QP), L.P., Columbia Capital Equity Partners III (Cayman), L.P., Columbia Capital Equity Partners III (AI), L.P., Columbia Capital Investors III, L.L.C., Columbia Capital Employees Investors III, L.L.C., M/C Venture Partners V, L.P., M/C Venture Investors, L.L.C., Chestnut Venture Partners, L.P., and Bear Investments, LLLP (Columbia Capital Equity Partners III(QP), L.P., Columbia Capital Equity Partners III (Cayman), L.P.,

Columbia Capital Equity Partners III (AI), L.P., Columbia Capital Investors III, L.L.C., Columbia Capital Employees Investors III, L.L.C., M/C Venture Partners V, L.P., M/C Venture Investors, LLC, Chestnut Venture Partners, L.P., and Bear Investments, LLP are collectively referred to as the “Seller Owners”). The Common Stock registered under this prospectus will be subject to a transfer restriction that limits the number of shares MCCC and Seller Owners can sell (with certain exceptions) on any given day. This transfer restriction expires 180 days from the date of this prospectus (the “Effective Date”). In addition, pursuant to the Registration Rights Agreement (with certain exceptions), (i) at any time after the Effective Date and prior to June 30, 2006 (with certain exceptions), MCCC and Seller Owners shall not, and shall not permit any of their affiliates to knowingly make any direct transfer of our Common Stock in a negotiated transaction to one or more persons that would result in the acquirer holding economic or voting ownership in excess of five percent (5%) or more of our Common Stock and (ii) at any time after the Effective Date, MCCC and the Seller Owners shall not knowingly and shall not knowingly permit any of their affiliates to knowingly make any direct transfer of our Common Stock in a negotiated transaction to one or more persons that would result in the acquirer holding economic or voting ownership in excess of ten percent (10%) or more of our Common Stock.

We are required by the Registration Rights Agreement to file any amendments and supplements to this Prospectus and the registration statement of which this Prospectus is a part as may be necessary to keep the registration statement effective for the shorter of two years (or such longer period as set forth in the Registration Rights Agreement) or the completion of the distribution and to comply with the provisions of the Securities Act of 1933, with respect to the disposition of the Common Stock covered by the registration statement in accordance with the selling stockholder’s intended method of distribution.

DESCRIPTION OF CAPITAL STOCK

We have summarized some of the terms and provisions of our outstanding capital stock in this section. The summary is not complete. You should read our restated certificate of incorporation and our by-laws for additional information before you purchase any of our capital stock. Our restated certificate of incorporation and our by-laws have been filed in their entirety with the SEC. See “Where You Can Find More Information.”

Our authorized capital stock consists of:

•	2,250,000,000 shares of common stock, par value $.01 per share; and

•	10,000,000 shares of preferred stock, par value $.01 per share.

As of May 31, 2006, there were 874,743,012 shares of common stock and no shares of preferred stock outstanding.

Common stock

Subject to the senior rights of preferred stock which may from time to time be outstanding, holders of common stock are entitled to receive dividends declared by the board of directors out of funds legally available for their payment. Upon dissolution and liquidation of our business, holders of common stock are entitled to a ratable share of our net assets remaining after payment to the holders of the preferred stock of the full preferential amounts they are entitled to. All outstanding shares of common stock are fully paid and nonassessable.

The holders of common stock are entitled to one vote per share for the election of directors and on all other matters submitted to a vote of stockholders. Holders of common stock are not entitled to cumulative voting for the election of directors. Holders of our common stock are not entitled to preemptive rights.

The transfer agent and registrar for the common stock is Wells Fargo Shareowner Services.

Shares of our common stock are quoted on the Nasdaq National Market under the symbol “LVLT.”

Preferred stock

The preferred stock has priority over the common stock with respect to dividends and to other distributions, including the distribution of assets upon liquidation. The board of directors is authorized to fix and determine the terms, limitations and relative rights and preferences of the preferred stock, to establish series of preferred stock and to fix and determine the variations as among series. The board of directors without stockholder approval could issue preferred stock with voting and conversion rights which could adversely affect the voting power of the holders of common stock. As of the date of this prospectus, there are no outstanding shares of preferred stock.

Anti-takeover effects

We currently have provisions in our restated certificate of incorporation and by-laws that could have an anti-takeover effect. The provisions in the restated certificate of incorporation include:

•	a prohibition on our stockholders taking action by written consent;

•	the requirement that special meetings of stockholders be called only by the board of directors or the chairman of the board;

•	the requirement of the affirmative vote of at least 66 2/3% of our outstanding shares of stock entitled to vote thereon to adopt, repeal, alter, amend or rescind our by-laws; and

•	authorize the board of directors to issue preferred stock in one or more series without any action on the part of the stockholders.

The by-laws contain specific procedural requirements for the nomination of directors and the introduction of business by a stockholder of record at an annual meeting of stockholders where such business is not specified in the notice of meeting or brought by or at the discretion of the board of directors.

In addition, the terms of most of our long term debt require that upon a “change of control,” as defined in the agreements that contain the terms and conditions of the long term debt, we make an offer to purchase the outstanding long term debt at either 100% or 101% of the aggregate principal amount of that long term debt.

On May 15, 2006, at our 2006 Annual Meeting of Stockholders, our stockholders approved an amendment to our Restated Certificate of Incorporation to declassify our board of directors. Previously, under our classified board structure, our directors were divided into three classes, with each class serving three-year terms. Beginning with our 2006 Annual Meeting, directors who stand for reelection will be elected to a one-year term of office. Our remaining directors will continue to serve for the balance of their terms, such that at our annual meeting occurring in 2008, all nominees for membership on our board of directors will be nominated for a one-year term.

PLAN OF DISTRIBUTION

As used in this prospectus, “selling stockholder” includes the selling stockholder named above and its donees, pledgees, transferees or other successors in interest selling shares received from the selling stockholder as a gift, partnership distribution or other non-sale related transfer after the date of this prospectus; provided that these non-sale related transfers comply with the terms of the Registration Rights Agreement. We have been advised that the selling stockholder may effect sales of the shares of our common stock, par value $.01 per share or Common Stock directly, or indirectly by or through underwriters, agents or broker-dealers, and that the shares of Common Stock may be sold by one or a combination of several of the following methods:

•	purchases by underwriters, dealers and agents who may receive compensation in the form of underwriting discounts, concessions or commissions from the selling stockholder and/or the purchasers of the shares for whom they may act as agent;

•	one or more block transactions, including transactions in which the broker or dealer so engaged will attempt to sell the shares of Common Stock as agent but may position and resell a portion of the block as principal to facilitate the transaction, or in crosses, in which the same broker acts as an agent on both sides of the trade;

•	ordinary brokerage transactions or transactions in which a broker solicits purchases;

•	purchases by a broker-dealer or market maker, as principal, and resale by the broker-dealer for its account;

•	the pledge of shares as security for any loan or obligation, including pledges to brokers or dealers who may from time to time effect distributions of the shares or other interests in the shares;

•	short sales or transactions to cover short sales relating to the shares;

•	privately negotiated transactions;

•	the writing of options, whether the options are listed on an options exchange or otherwise;

•	distributions to creditors and equity holders of the selling stockholder; and

•	any combination of the foregoing, or any other available means allowable under applicable law.

All costs, expenses and fees in connection with the registration of the Common Stock and certain sale expenses, each as described in the Registration Rights Agreement, will be paid by us, except that the selling stockholder will pay its own underwriting discounts and selling commissions, if any, attributable to sales of the shares covered hereby and other minor expenses. We will not receive any proceeds from the sale of the shares of our Common Stock covered hereby.

The selling stockholder may agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act of 1933.

Subject to the terms of the Registration Rights Agreement, the selling stockholder may sell the shares covered by this prospectus from time to time, and may also decide not to sell all or any of the shares they are allowed to sell under this prospectus. The selling stockholder will act independently of us in making decisions regarding the timing, manner and size of each sale. The selling stockholder may effect sales by selling the shares directly to purchasers in individually negotiated transactions, or to or through broker-dealers, which may act as agents or principals. The selling stockholder may sell their shares at fixed prices, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at varying prices determined at the time of sale, or at privately negotiated prices.

Additionally, the selling stockholder may engage in hedging transactions with broker-dealers in connection with distributions of shares or otherwise. In those transactions, broker-dealers may engage in short sales of shares in the course of hedging the positions they assume with the selling stockholder. The selling stockholder also may sell shares short and redeliver shares to close out such short positions. The selling stockholder may also enter into option or other transactions with broker-dealers which require the delivery of shares to the broker-dealer. The broker-dealer may then resell or otherwise transfer such shares pursuant to this prospectus. The selling stockholder also may loan or pledge shares, and the borrower or pledgee may sell or otherwise transfer the shares so loaned or pledged pursuant to this prospectus. Such borrower or pledgee also may transfer those shares to investors in our securities or the selling stockholder’s securities or in connection with the offering of other securities not covered by this prospectus.

The selling stockholder may enter into sale, forward sale and derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement indicates, in connection with those sale, forward sale or derivative transactions, the third parties may sell securities covered by this prospectus and the applicable prospectus supplement, including in short sale transactions and by issuing securities that are not covered by this prospectus but are exchangeable for or represent beneficial interests in the Common Stock. If so, the third party may use shares received under those sale, forward sale or derivative arrangements or shares pledged by the selling stockholder or borrowed from the selling stockholder or others to settle such third party sales or to close out any related open borrowings of stock. The third parties may deliver this prospectus in connection with any such transactions. The third party in such sale transactions will be an underwriter and, if not identified in this prospectus, will be identified in the applicable prospectus supplement (or a post-effective amendment).

Underwriters, broker-dealers or agents may receive compensation in the form of commissions, discounts or concessions from the selling stockholder. Underwriters, broker-dealers or agents may also receive compensation from the purchasers of shares for whom they act as agents or to whom they sell as principals, or both. Compensation as to a particular underwriter, broker-dealer or agent might be in excess of customary commissions and will be in amounts to be negotiated in connection with transactions involving shares. In effecting sales, broker-dealers engaged by the selling stockholder may arrange for other broker-dealers to participate in the resales.

In connection with sales of our Common Stock covered hereby, the selling stockholder and any broker-dealers or agents and any other participating broker-dealers who execute sales for the selling stockholder may be deemed to be “underwriters” within the meaning of the Securities Act. Accordingly, any profits realized by the selling stockholder and any compensation earned by such broker-dealers or agents may be deemed to be underwriting discounts and commissions. Because the selling stockholder may be deemed to be an “underwriter” within the meaning of Section 2(11) of the Securities Act, the selling stockholder will be subject to the prospectus delivery requirements of that act. We will make copies of this prospectus (as it may be amended or supplemented from time to time) available to the selling stockholder for the purpose of satisfying the prospectus delivery requirements. In addition, any shares of the selling stockholder covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold in open market transactions under Rule 144 rather than pursuant to this prospectus.

The selling stockholder will be subject to applicable provisions of Regulation M of the Securities Exchange Act of 1934 and the rules and regulations thereunder, which provisions may limit the timing of purchases and sales of any of the shares of our Common Stock by the selling stockholder. These restrictions may affect the marketability of such shares.

In order to comply with applicable securities laws of some states, the shares may be sold in those jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirements is available.

At any time a particular offer of the shares of Common Stock covered by this prospectus is made, a prospectus supplement, if required, will be distributed. The supplement will set forth the specific terms of the offering of securities, including:

•	the name of the selling stockholder;

•	the number of shares of Common Stock offered;

•	the price of such shares of Common Stock;

•	the proceeds to the selling stockholder from the sale of such shares;

•	the specific plan of distribution for such shares of Common Stock;

•	the names of the underwriters or agents, if any;

•	any underwriting discounts, agency fees or other compensation to underwriters or agents;

•	any discounts or concessions allowed or paid to dealers; and

•	any other facts material to the transaction.

In connection with an offering of Common Stock under this prospectus, the underwriters may purchase and sell securities in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of securities than they are required to purchase in an offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the securities while an offering is in progress.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the underwriters have repurchased securities sold by or for the account of that underwriter in stabilizing or short-covering transactions.

These activities by the underwriters may stabilize, maintain or otherwise affect the market price of the Common Stock offered under this prospectus. As a result, the price of the Common Stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected on the Nasdaq National Market System or another automated quotation system, a securities exchange or in the over-the-counter market or otherwise.

LEGAL MATTERS

Willkie Farr & Gallagher LLP, New York, New York, will issue an opinion for us regarding the validity of the offered shares of Common Stock.

EXPERTS

The consolidated financial statements of Level 3 Communications, Inc. and subsidiaries as of December 31, 2005 and 2004, and for each of the years in the three year period ended December 31, 2005, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2005 have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the December 31, 2005 financial statements refers to a change in accounting for asset retirement obligations in 2003.

The audited historical consolidated financial statements of WilTel Communications Group, Inc. and subsidiaries as of and for the year ended December 31, 2004, included in Level 3 Communications, Inc.’s Current Report on Form 8-K/A, filed on March 3, 2006, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.	Other Expenses of Issuance and Distribution.

The estimated expenses, other than underwriting discounts and commissions, in connection with the offering of the Securities are as follows:

Securities Act Registration Fee	$13,675.00
Printing and Engraving Expenses	$2,500.00
Legal Fees and Expenses	$5,000.00
Accounting Fees and Expenses	$10,000.00
Transfer Agent Fees and Expenses	$1,000.00
Miscellaneous	$2,825.00

Total	$35,000.00	*

*	Estimated and subject to future contingencies.

All costs, expenses and fees in connection with the registration of the Common Stock will be paid by us, except that the selling stockholder will pay its own underwriting discounts and selling commissions and fees and expenses set forth in the Registration Rights Agreement.

ITEM 15.	Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law (the “DGCL”) empowers a Delaware corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation) by reason of the fact that such person is or was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. A corporation may, in advance of the final action of any civil, criminal, administrative or investigative action, suit or proceeding, pay the expenses (including attorneys’ fees) incurred by any officer, director, employee or agent in defending such action, provided that the director or officer undertakes to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by the corporation. A corporation may indemnify such person against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

A Delaware corporation may indemnify officers and directors in an action by or in the right of the corporation to procure a judgment in its favor under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses (including attorneys’ fees) which he or she actually and reasonably incurred in connection therewith. The indemnification provided is not deemed to be exclusive of any other rights to which an officer or director may be entitled under any corporation’s by-law, agreement, vote or otherwise.

In accordance with Section 145 of the DGCL, Article IX of the Restated Certificate of Incorporation (the “Certificate”) of Level 3 Communications, Inc. (the “Company”) and the Company’s By-Laws (the “By-Laws”)

provide that the Company shall indemnify each person who is or was a director, officer or employee of the Company (including the heirs, executors, administrators or estate of such person) or is or was serving at the request of the Company as director, officer or employee of another corporation, partnership, joint venture, trust or other enterprise, to the fullest extent permitted under subsections 145(a), (b), and (c) of the DGCL or any successor statute. The indemnification provided by the Certificate and the By-Laws shall not be deemed exclusive of any other rights to which any of those seeking indemnification or advancement of expenses may be entitled under any by-law, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his or her official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person. Expenses (including attorneys’ fees) incurred in defending a civil, criminal, administrative or investigative action, suit or proceeding upon receipt of an undertaking by or on behalf of the indemnified person to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by the Company. The Certificate further provides that a director of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit. If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Company shall be eliminated or limited to the fullest extent permitted by the DGCL as so amended.

The By-Laws provide that the Company may purchase and maintain insurance on behalf of its directors, officers, employees and agents against any liabilities asserted against such persons arising out of such capacities.

ITEM 16.	Exhibits.

4.1	Certificate of Amendment to the Level 3 Communications, Inc. Certificate of Incorporation and the Level 3 Communications, Inc. Restated Certificate of Incorporation, filed with the Delaware Secretary of State on May 17, 2006 (Exhibit 3(i) to the Current Report on Form 8-K filed on May 17, 2006).

4.2	Specimen Stock Certificate of Common Stock, par value $.01 per share (Exhibit 3 to the Registrant’s Form 8-A filed on March 31, 1998).

4.3	Amended and Restated By-laws of Level 3 Communications, Inc. (Exhibit 3 to the Registrant’s Form 8-K filed on May 17, 2006).

5	Opinion of Willkie Farr & Gallagher LLP

23.1	Consent of KPMG LLP

23.2	Consent of Willkie Farr & Gallagher LLP (included in Exhibit 5)

23.3	Consent of PricewaterhouseCoopers LLP

24	Power of Attorney (included on the signature page hereto)

ITEM 17.	Undertakings.

The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;

provided , however, that subparagraphs (i), (ii) and (iii) of this section do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Securities and Exchange Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2) That for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That for purposes of determining liability under the Securities Act of 1933 to any purchaser:

(A) Each prospectus filed by the undersigned Registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of 314 securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

The undersigned Registrant hereby further undertakes that, for the purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 15 of this registration statement, or otherwise (other than insurance), the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in such Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person, in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in such Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Broomfield, Colorado, on June 2, 2006.

LEVEL 3 COMMUNICATIONS, INC.

By:	/s/ James Q. Crowe
	Name:	James Q. Crowe
	Title:	Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each individual whose signature appears below constitute and appoint Thomas C. Stortz and Neil J. Eckstein, as his true and lawful attorney-in-fact and agent for the undersigned, with full power of substitution, for and in the name, place and stead of the undersigned to sign and file with the Securities and Exchange Commission under the Securities Act of 1933, as amended, (i) any and all pre-effective and post-effective amendments to this registration statement, (ii) any registration statement relating to this offering that is to be effective upon filing pursuant to rule 462(b) under the Securities Act of 1933, as amended, (iii) any exhibits to any such registration statement or pre-effective or post-effective amendments, (iv) any and all applications and other documents in connection with any such registration statement or pre-effective or post-effective amendments, and generally to do all things and perform any and all acts and things whatsoever requisite and necessary or desirable to enable Level 3 Communications, Inc. to comply with the provisions of the Securities Act of 1933, as amended, and all requirements of the Securities and Exchange Commission.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

Name	Title	Date

/s/ Walter Scott, Jr. Walter Scott, Jr.	Chairman of the Board	June 2, 2006

/s/ James Q. Crowe James Q. Crowe	Chief Executive Officer and Director	June 2, 2006

/s/ Sunit S. Patel Sunit S. Patel	Group Vice President and Chief Financial Officer (Principal Financial Officer)	June 2, 2006

/s/ Eric J. Mortensen Eric J. Mortensen	Sr. Vice President and Controller (Principal Accounting Officer)	June 2, 2006

/s/ James O. Ellis, Jr. James O. Ellis, Jr.	Director	June 2, 2006

/s/ Richard R. Jaros Richard R. Jaros	Director	June 2, 2006

/s/ Robert E. Julian Robert E. Julian	Director	June 2, 2006

/s/ Arun Netravali Arun Netravali	Director	June 2, 2006

/s/ John T. Reed John T. Reed	Director	June 2, 2006

/s/ Michael B. Yanney Michael B. Yanney	Director	June 2, 2006

/s/ Albert C. Yates Albert C. Yates	Director	June 2, 2006